Exhibit 99.1

For Immediate Release

Novadaq Reports Third Quarter 2012 Financial Results

Toronto, Ontario — November 2, 2012 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ,), a developer of clinically-relevant fluorescence imaging solutions for use in surgical procedures, today announced financial results for its third quarter ended September 30, 2012. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (U.S.) dollars.

Novadaq reported total third quarter 2012 revenue of $6.0 million, representing an increase of 39% as compared to third quarter of 2011. Revenue growth was driven by continued adoption of SPY Elite® and FIREFLY™ procedures and higher SPY Elite and FIREFLY system sales to end users.

Third quarter of 2012 recurring revenue for Novadaq’s SPY businesses increased by 99% year-over-year to $2.9 million, and increased 16% sequentially from $2.5 million in the second quarter of 2012.

Third quarter of 2012 operating contribution (cash contributed by operating activities before changes in working capital) was $0.1 million compared with an operating burn of $0.4 million in the third quarter of 2011. During the third quarter, working capital contributed $0.2 million, and $0.8 million was invested in fixed assets, including $0.7 million to build the SPY Elite installed base.

Net loss of $9.3 million for the third quarter of 2012 increased by $8.0 million compared with the $1.3 million net loss in third quarter 2011. Third quarter of 2012 loss per share was $0.23. Excluding the impact of a non-cash $8.0 million warrants revaluation expense in third quarter 2012, loss per share was $0.03, compared with $0.05 in third quarter 2011.

Cash and cash equivalents were $41.2 million at September 30, 2012, reflecting a decrease of $0.5 million, compared to the cash position as of June 30, 2012.

Novadaq shipped 108 imaging systems and approximately 4,600 SPY Elite and FIREFLY procedures kits during the third quarter of 2012. The combined installed base of SPY technology in the United States now exceeds 600 systems.

“We continue to see evidence that SPY technology is being embraced by surgeons across multiple specialties”, commented Dr. Arun Menawat, Novadaq’s President and CEO. “Recruitment into the PILLAR™ multi-center clinical study in patients undergoing low anterior colon resection surgery using our new product, PINPOINT®, is progressing at seven participating sites.”

Conference Call

Novadaq is pleased to invite all interested parties to participate in a conference call today, Friday, November 2, 2012, at 8:30 a.m. Eastern Time during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (within Canada and the United States) or 1-201-689-8031 (international callers) several minutes prior to the beginning of the call. A telephonic replay of the conference call will be made available until midnight on December 2, 2012 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the conference identification number 402238 when prompted.

The call will be archived for 90 days on the Company’s website at http://www.novadaq.com under the “Events” tab in the Investors section. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

About Novadaq Technologies Inc.

Enabling surgeons with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their surgeons, while reducing health care costs, is Novadaq’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 50 peer-reviewed publications demonstrate that the use of SPY during complex surgery, leads to fewer post-operative complications and lower hospital costs.

The SPY Imaging System is United States Food and Drug Administration (“FDA”) 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Company:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	As at September 30, 2012	As at December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$41,178,024	$9,633,608
Accounts receivable	2,896,578	2,018,782
Prepaid expenses and other assets	858,373	829,625
Inventories	2,954,544	1,755,729

Non-current assets
Property and equipment, net	8,871,626	6,034,674
Deferred tax assets	168,401	248,640
Intangible assets, net	1,405,999	2,272,434

Total Assets	$58,333,545	$22,793,492

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$4,447,354	$2,485,994
Provisions	58,620	41,300
Deferred revenue	402,419	396,859
Deferred partnership fee revenue	1,300,000	1,300,000
Repayable government assistance	188,449	197,760

Non-current liabilities
Deferred tax liabilities	168,401	248,640
Convertible debentures	4,544,411	4,223,454
Deferred revenue	161,276	188,883
Deferred partnership fee revenue	3,616,666	4,591,666
Repayable government assistance	86,371	214,402
Shareholder warrants	19,643,033	8,278,105

Total Liabilities	$34,617,000	$22,167,063

Shareholders’ Equity
Share capital	$136,476,748	$98,695,023
Contributed surplus	7,518,592	6,772,298
Equity component of convertible debentures	1,454,353	1,454,353
Deficit	(121,733,148)	(106,295,245)

Total Shareholders’ Equity	$23,716,545	$626,429

Total Liabilities and Shareholders’ Equity	$58,333,545	$22,793,492

Common shares outstanding	39,903,594	32,769,462

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Product sales	$5,101,480	$3,740,007	$13,266,856	$8,520,972
Royalty revenue	349,812	139,851	1,304,145	278,601
Partnership fee revenue	325,000	200,000	975,000	600,000
Service revenue	208,207	231,553	597,378	897,791

Total revenues	5,984,499	4,311,411	16,143,379	10,297,364
Cost of sales	2,123,048	1,855,030	6,256,292	4,561,564

Gross profit	3,861,451	2,456,381	9,887,087	5,735,800

Selling and distribution costs	1,289,035	1,352,588	3,569,361	4,027,284
Research and development expenses	1,777,474	1,106,870	4,317,536	3,425,345
Administrative expenses	1,863,593	1,102,984	4,971,898	3,356,339
Write-down of equipment	—	314,213	—	314,213
Write-down of inventory	57,540	15,382	57,540	15,382

Total operating expenses	4,987,642	3,892,037	12,916,335	11,138,563

Loss from operations	(1,126,191)	(1,435,656)	(3,029,248)	(5,402,763)

Finance costs	(178,673)	(170,785)	(527,095)	(509,174)
Finance income	25,407	2,876	40,829	13,580
Warrants revaluation adjustment	(8,038,030)	325,766	(11,947,389)	(2,276,818)
Gain on investment	25,000	—	25,000	25,000

Loss and comprehensive loss for the period	($9,292,487)	($1,277,799)	($15,437,903)	($8,150,175)

Basic and diluted loss and comprehensive loss per share for the period	($0.23)	($0.04)	($0.41)	($0.26)

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

	For the three months ended		For the nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
OPERATING ACTIVITIES
Loss and comprehensive loss for the period	($9,292,487)	($1,277,799)	($15,437,903)	($8,150,175)
Items not affecting cash
Depreciation of property and equipment	588,023	286,898	1,502,201	719,168
Amortization of intangible assets	284,190	294,877	866,435	824,938
Stock-based compensation	305,753	206,519	921,377	664,453
Imputed interest on convertible debentures	109,617	101,640	320,957	297,573
Warrants revaluation adjustment	8,038,030	(325,766)	11,947,389	2,276,818
Recovery of investment	(25,000)	—	(25,000)	—
Write-down of equipment	—	314,213	—	314,213
Write-down of inventory	57,540	15,382	57,540	15,382

	65,666	(384,036)	152,996	(3,037,630)

Changes in non-cash working capital
Decrease (increase) in accounts receivable	35,813	525,262	(877,796)	(498,704)
(Increase) decrease in inventories	(670,885)	359,287	(1,256,355)	(912,027)
Decrease (increase) in prepaid expenses and other assets	265,506	(548,877)	51,491	(1,902)
Increase (decrease) in accounts payable	929,700	990,087	1,898,837	634,017
(Decrease) increase in deferred revenue	(18,382)	(96,062)	1,253	18,045

Net change in non-cash working capital balances related to operations	541,752	1,229,697	(182,570)	(760,571)

Decrease in long-term deferred revenue	(314,477)	(240,472)	(1,008,700)	(693,812)

Cash provided by (used in) operating activities	292,941	605,189	(1,038,274)	(4,492,013)

INVESTING ACTIVITIES
Purchase of property and equipment	(761,809)	(1,705,690)	(4,429,008)	(4,051,472)
Disposals of property and equipment	1,395	—	89,855	—
Purchase of TMR business	—	—	—	(1,000,000)
Redemption of long-term investment	25,000	—	25,000	—

Cash used in investing activities	(735,414)	(1,705,690)	(4,314,153)	(5,051,472)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	—	—	40,336,250	15,273,401
Transaction costs paid relating to issuance of common shares	—	—	(3,389,352)	(998,207)
Repayment of government assistance	(39,985)	(21,748)	(137,342)	40,164
Proceeds from exercise of options	3,457	—	77,283	(21,748)

Cash (used in) provided by financing activities	(36,528)	(21,748)	36,886,839	14,293,610

Net (decrease) increase in cash and cash equivalents	(479,001)	(1,122,249)	31,534,412	4,750,125
Impact of foreign exchange on cash and cash equivalents	10,355	(77,685)	10,004	(43,784)
Cash and cash equivalents at beginning of period	41,646,670	11,503,682	9,633,608	5,597,407

Cash and cash equivalents at end of period	$41,178,024	$10,303,748	$41,178,024	$10,303,748